news release

ARCELORMITTAL REPORTS FULL YEAR AND FOURTH QUARTER 2010 RESULTS

Luxembourg, February 8, 2011 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Brussels, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three and twelve month periods ended December 31, 2010.

Successful spin-off of stainless steel business (Aperam) following shareholders’ approval on January 25, 2011. Accordingly, stainless steel results for 4Q 2010 are recorded as discontinued operations, and prior results and operational KPI’s have been recast to reflect the new presentation2.

Highlights:
•	Health and Safety frequency rate3 improved in 2010 to 1.8x as compared to 1.9x in 2009; marked improvement in 4Q 2010 with rate at 1.6x compared with 1.9x for 3Q 2010.
•	Full year EBITDA4 of $8.5 billion (excluding $0.4 billion for Aperam), 52% higher than 2009; full-year net income of $2.9 billion or $1.93 per share.
•	4Q 2010 EBITDA of $1.9 billion (including $0.1 billion from sale of CO2 credits); Q4 2010 net loss of $0.8 billion (or $0.51 loss per share) primarily due to impairment associated with the stainless demerger.
•	Shipments of 85.0 Mt in 2010, 22% higher than 2009; 4Q 2010 shipments of 21.1 Mt up 3% vs. 3Q 2010.
•	Strong cash flow from continuing operations of $3.3 billion in 4Q 2010 ($3.8 billion for 2010) led to a $2.3 billion reduction in net debt5 to $19.7 billion as of December 31, 2010, as compared to $22.1 billion as of September 30, 2010.
•	Own iron ore production of 48.9 Mt in 2010 as compared to 37.7 Mt in 2009; 12.6 Mt in 4Q 2010.
•	Successful spin-off of stainless steel business (Aperam) following shareholders’ approval on January 25, 2011.
•	ArcelorMittal has along with Nunavut Iron Ore jointly acquired more than 90% of Baffinland Iron Mines Corporation; the Company’s immediate focus will be on completing the project feasibility studies.

Outlook and guidance:
•	Volumes are expected to increase in 1Q 2011 as the gradual underlying demand recovery continues and market sentiment improves. Additionally, selling prices are adjusting to rapid increases in raw material prices.
•	Q1 2011 EBITDA expected to be between $2.0 - $2.5 billion
•	Q1 2011 capacity utilisation expected to rise to ~76% (vs. 69% in Q4 2010); working capital requirements and net debt expected to increase accordingly (the latter sharply)
•	2011 CAPEX budget of $5 billion of which $1.4 billion for mining
•	2011 target of ~10% increase in our own iron ore production as compared to 2010

Financial highlights (on the basis of IFRS1, amounts in USD):
(USDm) unless otherwise shown	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Sales	$20,699	$19,744	$17,434	$78,025	$61,021
EBITDA	1,853	2,162	2,056	8,525	5,600
Operating Income / (loss)	397	1,028	713	3,605	(1,470)
(Loss) / income from discontinued operations	(547)	38	40	(330)	(57)
Net (loss) / Income	(780)	1,350	1,109	2,916	157
Basic (loss) / Earnings Per Share (USD)	(0.51)	0.89	0.73	1.93	0.11

Continuing operations
Iron Ore Production (Mt)	18.9	17.4	15.6	68.5	52.7
Crude Steel Production (Mt)	21.6	22.2	22.1	90.6	71.6
Steel Shipments (Mt)	21.1	20.5	19.5	85.0	69.6
EBITDA/tonne (US$/t)	88	105	105	100	80
Operating Income (loss)/tonne (US$/t)	19	50	36	42	(21)

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:
“Although 2010 continued to be a challenging year, as anticipated we saw a slow and progressive recovery which enabled us to deliver a substantially improved performance compared with 2009. The gradual underlying demand recovery continues and we expect 2011 to be stronger than 2010.

The year has started positively with the successful spin-off of Aperam.  We have also continued to pursue expansion in mining and have recently acquired control of Baffinland, an extremely high-quality iron-ore asset in Canada.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010 to be filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL FOURTH QUARTER 2010 RESULTS AND FULL YEAR 2010 RESULTS
ArcelorMittal, the world’s leading steel company, today announced results for the three and twelve month periods ended December 31, 2010.

Corporate social responsibility performance

Health and safety - Own personnel and contractors lost time injury frequency rate3

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, improved to1.8x for the year 2010 from 1.9x for the year 2009 with significant improvement in mining operations and the Distribution Solutions segment, offset by deterioration in the Flat Carbon Europe segment. Safety performance improved to 1.6x for the fourth quarter of 2010 as compared to 1.9x in the third quarter of 2010, with improvement in the safety performance of our mining operations, Long Carbon Americas and Europe, and Asia Africa and CIS operations only partially offset by deterioration in the Flat Carbon Americas and Distribution Solutions operations.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Total Mines	1.1	1.7	1.9	1.5	2.4

Lost time injury frequency rate	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Flat Carbon Americas	2.0	1.7	2.7	1.8	2.1
Flat Carbon Europe	2.27	2.1	2.0	2.3	1.8
Long Carbon Americas and Europe	1.7	2.3	1.6	2.0	1.8
Asia Africa and CIS	0.9	1.2	1.3	0.9	1.1
Distribution Solutions	2.8	2.3	3.2	2.7	3.9
Total Steel	1.7	1.9	1.9	1.8	1.8

Lost time injury frequency rate	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Total (Steel and Mines)	1.6	1.9	1.9	1.8	1.9

Key initiatives for the three months ended December 31, 2010

ArcelorMittal announces the launch of its Responsible Sourcing program

•
ArcelorMittal’s substantial supply chain footprint provides unique opportunities for promoting sustainable business practices.  In order to formalize this, ArcelorMittal has launched a responsible sourcing program, which incorporates health and safety, human rights, and ethical and environmental principles into ArcelorMittal's procurement approach. The first phase of communicating the Code for Responsible Sourcing to the company’s key global suppliers is underway, as well as a pilot to incorporate this into the annual supplier evaluation process.

ArcelorMittal unveiled the results of its “S-in motion” automotive research program

•
Developed through direct technical collaboration with leading automotive manufacturers, the S-in motion portfolio comprises a range of over 60 innovative Press-Hardened Steel (PHS) and Advanced High-Strength Steel (AHSS) solutions that can be implemented in vehicles today, delivering direct benefits to both car makers and consumers in terms of weight, safety and efficiency. The pioneering S-in motion program represents the culmination of a major, two-year research program across ArcelorMittal's six specialized automotive research centres, and is expected to deliver numerous benefits for ArcelorMittal’s automotive customers.

ArcelorMittal Foundation celebrates its 3rd International Volunteer Work Day

•
On December 3, 2010, ArcelorMittal units around the world organised volunteer work activities for their employees that benefitted local communities. Employees and senior management actively supported more than 200 activities; representing over 12,000 hours of volunteer work. Initiatives included blood donation; tree-planting; repairing schools, orphanages and sports facilities; and staging cultural events.

Analysis of results for the twelve months ended December 31, 2010 versus results for the twelve months ended December 31, 2009

ArcelorMittal’s net income for the twelve months ended December 31, 2010 was $2.9 billion, or $1.93 per share, as compared to net income for the twelve months ended December 31, 2009 of $0.2 billion, or $0.11 per share.

Total steel shipments for the twelve months ended December 31, 2010 increased by 22% to 85.0 million metric tonnes as compared with 69.6 million metric tonnes for the twelve months ended December 31, 2009.

Sales for the twelve months ended December 31, 2010 were $78.0 billion, as compared with sales for the twelve months ended December 31, 2009 of $61.0 billion. The increase was due to the improvement in global steel markets in the wake of the global economic crisis, leading to margin recovery and higher steel shipments.

Depreciation costs for the twelve months ended December 31, 2010 were $4.4 billion as compared with depreciation costs of $4.6 billion for the twelve months ended December 31, 2009.

Impairment losses for the twelve months ended December 31, 2010 amounted to $525 million and included $305 million relating to the Company’s coal mines in Russia, (including the disposal of the Anzherskaya mine), $113 million relating to several subsidiaries in the Distribution Solutions segment (primarily reflecting continued construction market weakness), and $107 million primarily relating to idle downstream assets in the European business. Impairment losses for the twelve months ended December 31, 2009 were $552 million.6

Operating income for the twelve months ended December 31, 2010 was $3.6 billion, as compared with an operating loss7 of $1.5 billion for the twelve months ended December 31, 2009. Operating performance for the twelve months ended December 31, 2010 was positively impacted by a net gain of $140 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects, and by non-cash gains of $354 million relating to unwinding of hedges on raw material purchases. Operating performance for the twelve months ended December 31, 2009 had been negatively impacted by an exceptional charge of $2.4 billion (pre-tax) related primarily to write down on inventory and provisions for workforce reductions. This was partly offset by an exceptional gain of $380 million relating to a reversal of litigation provisions, a net gain of $108 million recorded on the sale of carbon dioxide credits, which was re-invested in energy saving projects and a non-cash gain of $979 million relating to unwinding of hedges on raw material purchases.

Income from equity method investments and other income for the twelve months ended December 31, 2010 was $451 million, as compared to $56 million for the twelve months ended December 31, 2009. The increase was due primarily to improvement in the underlying operations and results of the Company’s equity investments as a result of better economic conditions in 2010.

Net interest expense (including interest expense and interest income) was $1.4 billion for the twelve months ended December 31, 2010 as compared to $1.5 billion for the twelve months ended December 31, 2009. Interest cost decreased during the year in line with lower average net debt.

During the twelve months ended December 31, 2010, the Company also recorded a non-cash gain of $427 million primarily as a result of mark-to-market adjustments on the conversion options embedded in its euro and dollar-denominated convertible bonds issued in 20098. During the twelve months ended December 31, 2009, the Company recorded a non-cash loss of $897 million attributable to these adjustments. On December 14, 2010 and December 18, 2010, respectively, the Company acquired 61.7 million euro-denominated call options and 26.5 million dollar-denominated call options on its own shares in order to hedge its obligations under these convertible bonds. As a result, no additional mark-to-market gains or losses on the embedded derivatives in the convertible bonds are expected going forward.

Foreign exchange and other net financing costs9 were $1.2 billion for the twelve months ended December 31, 2010, as compared to $0.5 billion for the twelve months ended December 31, 2009. In 2010 the Company recorded foreign exchange losses of $0.3 billion primarily on monetary assets held in foreign currencies compared to a gain of $0.5 billion in 2009.

Income tax benefit for the twelve months ended December 31, 2010 amounted to $1.5 billion, as compared to an income tax benefit for the twelve months ended December 31, 2009 of $4.4 billion. The lower income tax benefit for the year was primarily due to ArcelorMittal’s 2010 profit as compared with its 2009 pre-tax loss.

Income attributable to non-controlling interest for the twelve months ended December 31, 2010 amounted to $89 million as compared with losses attributable to non-controlling interest for the twelve months ended December 31, 2009 of $43 million. This change results from higher income in subsidiaries with non-controlling interest following the underlying improvement of market conditions in 2010.

The discontinued operations line2 comprises exclusively the post-tax net results contributed by the stainless steel business now known as Aperam which was spun-off from ArcelorMittal on January 25, 2011. For the twelve months ended on December 31, 2010 this amounted to losses of $330 million. On a stand alone basis Aperam is reporting a net profit of $104 million for the twelve months ended on December 31, 2010. The reconciling items are as follows:

•
(-) Recognition by ArcelorMittal of non-cash impairment charge of $598 million following the reclassification of the stainless segment as a discontinued operation. As required by IFRS (IFRS 5), and upon reclassification of the business as assets held for distribution, the assets and liabilities must be carried at the lower of their carrying amount and fair value less costs to distribute (the amount is lower than initially anticipated in the press release published on December 8, 2010 as a result of updated valuations).

•
(+) Elimination by ArcelorMittal of $120 million of interest charges on intra group loans and other intra group transactions between the stainless segment and other group companies. Discontinued operations in ArcelorMittal statements of operations are reported after full elimination of intra group transactions between the stainless segment and other group companies. Other adjustments account for $44 million. In Aperam stand alone statement of operations transactions with ArcelorMittal are not eliminated.

Analysis of results for the three months ended December 31, 2010 versus the three months ended September 30, 2010 and the three months ended December 31, 2009

ArcelorMittal recorded a net loss for the three months ended December 31, 2010 of $0.8 billion, or $0.51 loss per share, as compared with net income of $1.4 billion, or $0.89 per share, for the three months ended September 30, 2010, and net income of $1.1 billion, or $0.73 per share, for the three months ended December 31, 2009.

Total steel shipments for the three months ended December 31, 2010 were 21.1 million metric tonnes as compared with 20.5 million metric tonnes for the three months ended September 30, 2010, and 19.5 million metric tonnes for the three months ended December 31, 2009.

Sales for the three months ended December 31, 2010 increased 4.8% to $20.7 billion as compared with $19.7 billion for the three months ended September 30, 2010, and were up 18.7% as compared with $17.4 billion for the three months ended December 31, 2009.  Sales were higher during the fourth quarter of 2010 as compared to the third quarter of 2010 primarily due to higher shipment volumes (+3%).

Depreciation expense of $1.1 billion for the three months ended December 31, 2010 was flat as compared to the three months ended September 30, 2010 and slightly down from $1.2 billion for the three months ended December 31, 2009.

Impairment losses for the three months ended December 31, 2010 was $381 million, and included $186 million relating to the Company’s coal mines in Russia, $113 million relating to certain subsidiaries in the Distribution Solutions segment (primarily reflecting continued construction market weakness) and $82 million primarily relating to idle downstream assets in the European business. Impairment cost for the three months ended September 30, 2010 was $26 million relating to impairment of a pickling line in Liege, Belgium. Impairment losses for the three months ended December 31, 2009 had amounted to $488 million10.

Operating income for the three months ended December 31, 2010 was $0.4 billion, as compared with operating income of $1.0 billion for the three months ended September 30, 2010 and operating income of $0.7 billion for the three months ended December 31, 2009. The drop in operating income resulted from higher operating costs, primarily due to a rise in raw materials cost, while steel selling prices were generally lower for the quarter.

In addition, operating performance for the three months ended December 31, 2010 included a non-cash gain of $88 million relating to unwinding of hedges on raw material purchases as compared to an $82 million gain recorded in the three months ended September 30, 2010.  Fourth quarter 2010 operating performance was also positively impacted by a net gain of $140 million recorded on the sale of carbon dioxide, the proceeds of which will be re-invested in energy saving projects. Operating performance for the three months ended December 31, 2009 had been positively impacted by an exceptional gain of $380 million relating to a reversal of litigation provisions and a net gain of $108 million recorded on the sale of carbon dioxide credits the proceeds of which were re-invested in energy saving projects.

Income from equity method investments and other income for the three months ended December 31, 2010 was $74 million, as compared to $107 million and $100 million for the three months ended September 30, 2010 and December 31, 2009, respectively.

Net interest expense (including interest expense and interest income) increased to $413 million for the three months ended December 31, 2010 from $376 million for the three months ended September 30, 2010, primarily due to the impact of exchange rate fluctuations and higher interest on account of new bonds issued. Net interest expense for the three months ended December 31, 2009 was $413 million.

During the three months ended December 31, 2010, the Company also recorded a non-cash loss of $293 million, as compared to a $24 million non-cash gain in the third quarter of 2010 and a $430 million non-cash loss for the three months ended December 31, 2009, as a result of mark-to-market adjustments relating to its convertible bonds issued in 2009. As a result of the December 2010 dilution management hedging transactions, no additional mark-to-market gains or losses on the embedded derivatives in the convertible bonds are expected going forward.

Foreign exchange and other net financing costs were $494 million for the three months ended December 31, 2010 as compared to $31 million for the three months ended September 30, 2010. During the three months ended December 31, 2010 a 2.1% appreciation of the USD resulted in a foreign exchange loss of $0.1 billion on deferred tax assets of approximately €4.0 billion as compared to a foreign exchange gain of $0.5 billion in the three months ended September 30, 2010 when the USD depreciated by 11.47%. Foreign exchange and other net financing costs for the three months ended December 31, 2009 had amounted to $70 million.

ArcelorMittal recorded an income tax benefit of $450 million for the three months ended December 31, 2010, as compared to an income tax benefit of $576 million for the three months ended September 30, 2010. The income tax benefit for the three months ended December 31, 2009 was $1.2 billion.

Losses attributable to non-controlling interests for the three months ended December 31, 2010 was $46 million as compared with income of $16 million and $74 million for the three months ended September 30, 2010 and December 31, 2009, respectively.  Fourth quarter 2010 losses attributable to non-controlling interests was primarily related to ArcelorMittal South Africa among other subsidiaries.

The discontinued operations line2 comprises exclusively the post-tax net results contributed by the stainless steel business now known as Aperam which was spun-off from ArcelorMittal on January 25, 2011. For the three months ended on December 31, 2010 this amounted to losses of $547 million. On a stand alone basis Aperam is reporting a net profit of $2 million for the three months ended on December 31, 2010. The reconciling items are as follows:

•
(-) Recognition by ArcelorMittal of non-cash impairment charge of $598 million following the reclassification of the stainless segment as discontinued operation. As required by IFRS (IFRS 5), and upon reclassification of the business as assets held for distribution, the assets and liabilities must be carried at the lower of their carrying amount and fair value less costs to distribute (the amount is lower than initially anticipated in the press release published on December 8, 2010 as a result of updated valuations).

•
(+) Elimination by ArcelorMittal of $49 million of interest charges on intra group loans and other intra group transactions between the stainless segment and other group companies. Discontinued operations in ArcelorMittal statements of operations are reported after full elimination of intra group transactions between the stainless segment and other group companies. In Aperam stand alone statement of operations transactions with ArcelorMittal are not eliminated.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent 4 Quarters

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarão (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	2Q 10
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt / year	2Q 10
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	4Q 10
-	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	Jan 11

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
-	Liberia mines	Greenfield Liberia	Iron ore production of 15mt / year upon full ramp-up	2011(b)
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012
LCA	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	2013

a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development such as in India.
b)	Iron ore mining production is expected to commence in 2011 with initial annual production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	To be determined
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	To be determined
Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	To be determined

Analysis of segment operations for the three months ended December 31, 2010 as compared to the three months ended September 30, 2010

Flat Carbon Americas

(USDm) unless otherwise shown	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Sales	$4,985	$4,750	$4,069	$19,301	$13,340
EBITDA	541	771	524	2,960	1,119
Operating Income / (Loss)	378	521	180	2,044	(757)

Crude Steel Production ('000t)	5,636	5,932	5,402	23,101	16,556
Steel Shipments ('000t)	5,432	4,979	4,834	21,028	16,121
Average Steel Selling Price (US$/t)	769	826	719	781	698
EBITDA/tonne (US$/t)	100	155	108	141	69
Operating Income (loss) /tonne (US$/t)	70	105	37	97	(47)

Flat Carbon Americas crude steel production amounted to 5.6 million tonnes for the three months ended December 31, 2010, a decline of 5.0% as compared to 5.9 million tonnes for the three months ended September 30, 2010. During the fourth quarter production was negatively impacted by disruption in the coal handling port used by our South American operations.

Shipments for the fourth quarter of 2010 were 5.4 million tonnes, an increase of 9.1% as compared to 5.0 million tonnes for the three months ended September 30, 2010. The increase was due to increased slab deliveries from our South American and Mexican operations. Brazilian domestic shipments were lower as local producers were impacted by continued de-stocking by distributors and lower priced imports.

Sales in the Flat Carbon Americas segment were $5.0 billion for the three months ended December 31, 2010, an increase of 4.9% as compared to $4.8 billion for the three months ended September 30, 2010. Sales increased primarily due to higher steel shipments (+9.1%) partly offset by lower average steel selling prices (-6.9%).

EBITDA in the fourth quarter declined to $541 million, 29.8% lower than in the previous quarter. The decrease was driven primarily by lower steel selling prices, whilst the contribution from mining operations remained stable quarter on quarter.

Flat Carbon Europe

(USDm) unless otherwise shown	4Q 10	3Q 10	4Q 09	12M 10	12M 0917
Sales	$6,818	$6,267	$5,934	$25,550	$19,981
EBITDA	563	476	696	2,063	1,946
Operating Income / (Loss)	163	104	269	583	(501)

Crude Steel Production ('000t)	7,006	7,107	7,410	30,026	22,752
Steel Shipments ('000t)	6,593	6,521	6,408	27,510	21,797
Average Steel Selling Price (US$/t)	907	855	807	821	799
EBITDA/tonne (US$/t)	85	73	109	75	89
Operating Income (loss) /tonne (US$/t)	25	16	42	21	(23)

Flat Carbon Europe crude steel production amounted to 7.0 million tonnes for the three months ended December 31, 2010, a decline of 1.4% as compared to 7.1 million tonnes for the three months ended September 30, 2010.

Shipments for the three months ended December 31, 2010 were 6.6 million tonnes, a slight increase of 1.1% as compared to 6.5 million tonnes for the three months ended September 30, 2010.

Sales in the Flat Carbon Europe segment were $6.8 billion for the three months ended December 31, 2010 an increase of 8.8% as compared to $6.3 billion for the three months ended September 30, 2010. Sales increased primarily due to the appreciation of the euro against the US dollar (as the average euro/US dollar exchange rate rose 5% from 1.29 in the third quarter to 1.36 in the fourth quarter), which contributed to higher average selling prices in US dollar terms, as well as marginally higher steel shipments.

EBITDA for the three months ended December 31, 2010 was $563 million, an 18.3% increase as compared to $476 million for the three months ended September 30, 2010. EBITDA in the fourth quarter was positively impacted by a $140 million gain on sale of carbon dioxide credits that ArcelorMittal will fully re-invest in energy savings project within the Flat Carbon Europe perimeter.  Excluding this gain, EBITDA in the fourth quarter 2010 was down 11.1% to $423 million due to higher costs.

Operating results in the fourth quarter of 2010 were positively impacted by an $88 million non-cash gain relating to the unwinding of hedges on raw material purchases and the gain of $140 million recorded on the sale of carbon dioxide credits referred to above, which were partly offset by a $37 million charge primarily relating to idle downstream assets. Operating results in the third quarter of 2010 had included a $26 million charge relating to impairment of a pickling line in Liege, Belgium, and a $82 million non-cash gain relating to hedges on raw material purchases.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Sales	$5,574	$5,527	$4,578	$21,345	$16,767
EBITDA	343	633	482	2,165	1,666
Operating Income / (Loss)	48	363	(79)	1,068	(29)

Crude Steel Production ('000t)	5,325	5,472	5,356	22,550	18,901
Steel Shipments ('000t)	5,698	5,772	5,228	23,148	19,937
Average Steel Selling Price (US$/t)	837	832	755	802	743
EBITDA/tonne (US$/t)	60	110	92	94	84
Operating Income (loss) /tonne (US$/t)	8	63	(15)	46	(1)

Long Carbon Americas and Europe crude steel production reached 5.3 million tonnes for the three months ended December 31, 2010, a decrease of 2.7% as compared to 5.5 million tonnes for the three months ended September 30, 2010 due mainly to a seasonal slowdown in Brazil.

Shipments for the three months ended December 31, 2010 were 5.7 million tonnes, a slight decline of 1.3% as compared to 5.8 million tonnes for the three months ended September 30, 2010, primarily due to the seasonal slowdown in the South American operations.

Sales in the Long Carbon Americas and Europe segment were $5.6 billion for the three months ended December 31, 2010, essentially flat as compared to $5.5 billion for the three months ended September 30, 2010. Overall average steel selling prices remained stable in US Dollar terms quarter on quarter, but declined in local currency.

EBITDA for the three months ended December 31, 2010 was $343 million, a 45.8% decline as compared to $633 million for the three months ended September 30, 2010. The decrease was primarily due to Long Carbon Americas which had a seasonal reduction in volumes, reduced production resulting in higher fixed costs as well as an overall reduction in prices in local currency. In Long Carbon Europe lower steel selling prices in local currency also contributed to a decline in EBITDA. The third quarter of 2010 EBITDA included $67 million relating to income associated with the revaluation of the Bioenergia forestry assets.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Sales	$2,582	$2,558	$2,274	$9,848	$7,627
EBITDA	281	360	310	1,399	1,002
Operating Income / (Loss)	123	208	167	802	265

Crude Steel Production ('000t)	3,611	3,726	3,899	14,906	13,411
Steel Shipments ('000t)	3,392	3,261	3,075	13,266	11,769
Average Steel Selling Price (US$/t)	621	630	550	608	506
EBITDA/tonne (US$/t)	83	110	101	105	85
Operating Income (loss) /tonne (US$/t)	36	64	54	60	23

AACIS segment crude steel production was 3.6 million tonnes for the three months ended December 31, 2010, a decrease of 3.1% as compared to 3.7 million tonnes for the three months ended September 30, 2010, due primarily to lower production in the South African operations.

Shipments for the three months ended December 31, 2010 were 3.4 million tonnes, an increase of 4% as compared to 3.3 million tonnes for the three months ended September 30, 2010, due to higher exports from both the CIS and South African operations.

Sales in the AACIS segment remained flat at $2.6 billion for the three months ended December 31, 2010 and for the three months ended September 30, 2010. Average steel selling prices in the fourth quarter were slightly lower in US dollar terms, which was offset by slightly higher shipments.

EBITDA for the three months ended December 31, 2010 was $281 million, 21.9% lower as compared to $360 million for the three months ended September 30, 2010. EBITDA in the South African operations declined dramatically during the fourth quarter of 2010 primarily due to production disruptions and weakness in the domestic market. EBITDA in the CIS operations improved during the fourth quarter of 2010 as compared to the third quarter of 2010, due to higher shipments and selling prices.

Distribution Solutions11

(USDm) unless otherwise shown	4Q 10	3Q 10	4Q 09	12M 10	12M 09
Sales	$4,276	$3,977	$3,489	$15,744	$13,524
EBITDA	87	126	39	457	(97)
Operating Income / (Loss)	(64)	82	230	164	(286)

Steel Shipments ('000t)	4,751	4,467	4,167	18,173	16,794
Average Steel Selling Price (US$/t)	864	855	794	832	767

Shipments in the Distribution Solutions segment for the three months ended December 31, 2010 were 4.8 million tonnes, an increase of 6.4% as compared to 4.5 million tonnes for the three months ended September 30, 2010.

Sales in the Distribution Solutions segment were $4.3 billion for the three months ended December 31, 2010 an increase of 7.5% as compared to $4.0 billion for the three months ended September 30, 2010. Sales increased primarily due to higher steel shipments (+6.4%) and marginally higher average steel selling prices in US dollar terms (+1.1%).

EBITDA for the three months December 31, 2010 was $87 million, 31% lower as compared to $126 million for the three months ended September 30, 2010 due to lower selling prices in local currency and higher costs.  EBITDA and operating results in the fourth quarter of 2010 had been negatively impacted by a $113 million charge relating to impairment on certain subsidiaries, primarily reflecting continued construction market weakness.

Stainless Steel (Discontinued operations)12

The successful spin-off of the stainless steel business took place following shareholders’ approval on January 25, 2011. Accordingly, results of the stainless steel operations in Q4 2010 have been presented as discontinued operations. Prior period results and operational KPIs have been adjusted to reflect the new presentation2.

A summary of the Aperam results for the fourth quarter of 2010 are as follows (see separate Aperam press release for full details).

Liquidity and Capital Resources

For the three months ended December 31, 2010, net cash provided by operating activities was $3.6 billion, compared to $0.8 billion for the three months ended September 30, 2010. The cash flow from operating activities for the fourth quarter of 2010 include a $2.1 billion release in operating working capital as compared to a $1.0 billion investment in operating working capital in the third quarter of 2010. With decreased capacity utilization levels during the fourth quarter of 2010 and tight working capital management, rotation days13 decreased to 57 days during the fourth quarter of 2010 from 75 days in the third quarter of 2010. Fourth quarter 2010 cash from other operating activities also include $710 million receipts from the company’s true sale of receivables program.

Net cash used in investing activities for the three months ended December 31, 2010 was $1.2 billion, as compared to $0.8 billion for the three months ended September 30, 2010. Capital expenditures increased to $1.4 billion for the three months ended December 31, 2010 as compared to $0.8 billion for the three months ended September 30, 2010. Other investing activities in the fourth quarter of 2010 of $235 million include an inflow of $171 million related to proceeds from the sale of bonds in Ukraine received from the local government in exchange for VAT receivables. During the third quarter of 2010 the Company subscribed to a capital increase in MacArthur Coal Ltd. for $65 million and paid $51 million in connection with the acquisition of minority interests in Ostrava (a transaction concluded in 2009).

Capital expenditures increased to $3.3 billion for the twelve months ended December 31, 2010 as compared to $2.7 billion, for the twelve months ended December 31, 2009. In 2011, the Company expects capital expenditures to total approximately $5.0 billion.

Net cash provided by financing activities for the three months ended December 31, 2010 was $0.6 billion, as compared to $0.8 billion for the three months ended September 30, 2010.

On November 18, 2010 the Company announced the issuance of €1 billion in 4.625 per cent notes due November 17, 2017 (yield 4.742%), under its €3 billion Euro Medium Term Notes Programme. The proceeds were used to repay outstanding debt.

During the fourth quarter of 2010 the Company sold 37.98 million of treasury shares for total proceeds of $1.4 billion. The proceeds were used to fund the purchase of call options to purchase 88.2 million ArcelorMittal shares. As disclosed in the press releases of December 14, 2010 and December 27, 2010, the acquired call options allow the Company to hedge its obligations under its 7.25% and 5.0% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014 and May 15, 2014, respectively.

During the fourth quarter of 2010, the Company paid dividends amounting to $335 million as compared to $331 million in the third quarter of 2010. Dividends paid during the fourth quarter of 2010 include $282 million to the parent company shareholders and $53 million paid to minority shareholders in subsidiaries.

At December 31, 2010, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $6.3 billion as compared to $3.5 billion at September 30, 2010. During the quarter, net debt decreased by $2.3 billion to $19.7 billion as compared with $22.1 billion at September 30, 2010.

The Company had liquidity of $17.614 billion at December 31, 2010, compared with liquidity of $14.9 billion at September 30, 2010, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $6.3 billion and $11.3 billion of available credit lines.

In connection with the spin-off of Aperam to the Company's shareholders, ArcelorMittal has provided a $900 million one-year bridge loan put in place in order to ensure that the Aperam transaction was credit neutral for ArcelorMittal.  Following the effectiveness of the spin-off, the bridge loan is recorded as a receivable from Aperam. Aperam is currently in talks with banks regarding new financings, the proceeds of which would be used to repay the bridge loan.

Dividend maintained at $0.75 per share for 2011

The Board of Directors will submit to a shareholders’ vote, at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $0.1875 per share. The dividend payments would occur on a quarterly basis for the full year 2011, on March 14, 2011, June 14, 2011, September 12, 2011 and December 12, 2011, taking into account that the first quarter dividend payment to be paid on March 14, 2011 shall be an interim dividend.

Final payment of current year dividend of $0.1875 per share was made on December 15, 2010.

Update on management gains, fixed cost reduction program and capacity utilization

At the end of the fourth quarter of 2010, the Company’s annualized sustainable savings increased to $3.2 billion as compared to $2.9 billion at the end of September 30, 2010. The Company maintains its target to reach management gains of $4.8 billion (revised plan excluding Aperam) of sustainable SG&A, fixed cost reductions and continuous improvement by end of 2012.

Capacity utilization decreased to approximately 69% in the fourth quarter of 2010, as compared to approximately 71% in the third quarter of 2010 due to weak market demand.

Recent Developments

•
On January 14, 2011 ArcelorMittal and Nunavut Iron announced a joint offer for Baffinland (70% ArcelorMittal and 30% Nunavut). Then on February 7, 2011 ArcelorMittal and Nunavut Iron announced they have taken-up over 90% of the outstanding Common Shares on a non-diluted basis (or approximately 89% of the outstanding Common Shares on an in-the-money, fully diluted basis) of Baffinland under this offer. ArcelorMittal has now acquired a sufficient number of common shares of Baffinland to permit it to effect one or more subsequent acquisition transactions to mandatorily acquire any remaining outstanding securities of Baffinland. Any such transaction is expected to be completed by the end of the first quarter however in the meantime the offer deadline has been extended until February 17, 2011. In addition on January 27, 2011 ArcelorMittal, Nunavut Iron Ore Acquisition Inc. and Baffinland Iron Mines Corporation (“Baffinland”) announced changes to the Baffinland Board of Directors.

•
On January 25, 2011, an extraordinary general meeting of shareholders of ArcelorMittal approved all resolutions on the agenda including the primary one, the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam, a newly created company. In total 963,117,270 shares, or 61.7 % of the Company's share capital, were present or represented at the meeting. The primary resolution on the meeting's agenda was adopted by the shareholders by an overwhelming majority. Full technical, legal and commercial details relating to the spin-off of ArcelorMittal's stainless and specialty steels business into Aperam are available on ArcelorMittal's website www.arcelormittal.com under "Investors and Shareholders - Extraordinary General Meeting 25 January 2011".

•
On January 25, 2011, the Company announced that François Pinault will step down from his position as a member of the Board of Directors effective January 26, 2010. Mr. Pinault, 74, joined the Board of Mittal Steel Company in June 2006 and has been an independent director of ArcelorMittal since the Company’s inception in November 2007.

•
In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 (OCEANE) and its U.S. dollar denominated 5% convertible notes due 2014. ArcelorMittal also sold 26.48 million treasury shares for a price of €26.4227 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.8682 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.

For further information about some of these recent developments, please refer to our website www.arcelormittal.com

First quarter of 2011 outlook

First quarter 2011 EBITDA is expected to be approximately $2.0 - $2.5 billion. Shipment volumes, average steel selling prices and EBITDA/tonne are expected to increase as compared to the fourth quarter of 2010, while capacity utilization levels are expected to improve to approximately 76%.  Additionally, operating costs are expected to increase as compared to the fourth quarter of 2010 due to higher raw material prices.

The Company expects working capital requirements and net debt to increase in the first quarter 2011 in line with the increased activity levels, higher raw material costs and increased investment activity (including M&A). The Company expects its full year 2011 capex spend to reach $5 billion, of which $1.4 billion is estimated to be spent on mining.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	September 30,	December 31,
In millions of U.S. dollars	2010	2010	200917
ASSETS
Cash and cash equivalents including restricted cash	$6,289	$3,477	$6,009
Trade accounts receivable and other	5,725	7,578	5,750
Inventories	19,583	21,625	16,835
Prepaid expenses and other current assets	4,160	4,756	4,213
Assets held for distribution	6,918	0	0
Total Current Assets	42,675	37,436	32,807

Goodwill and intangible assets	14,373	16,443	17,034
Property, plant and equipment	54,344	57,568	60,385
Investments in affiliates and joint ventures and other assets	19,512	19,179	17,471
Total Assets	$130,904	$130,626	$127,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$6,716	$5,359	$4,135
Trade accounts payable and other	13,256	13,249	10,676
Accrued expenses and other current liabilities	8,714	8,855	8,680
Liabilities held for distribution	2,037	0	0
Total Current Liabilities	30,723	27,463	23,491

Long-term debt, net of current portion	19,292	20,177	20,677
Deferred tax liabilities	4,006	5,126	5,144
Other long-term liabilities	10,783	11,643	12,948
Total Liabilities	64,804	64,409	62,260

Equity attributable to the equity holders of the parent	62,430	62,475	61,084
Non–controlling interests	3,670	3,742	4,353
Total Equity	66,100	66,217	65,437
Total Liabilities and Shareholders’ Equity	$130,904	$130,626	$127,697

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
In millions of U.S. dollars	2010	2010	2009	2010	200917
Sales	$20,699	$19,744	$17,434	$78,025	$61,021
Depreciation	(1,075)	(1,108)	(1,235)	(4,395)	(4,574)
Impairment	(381)	(26)	(488)	(525)	(552)
Exceptional items7	0	0	380	0	(1,944)
Operating income / (loss)	397	1,028	713	3,605	(1,470)
Operating margin %	1.9%	5.2%	4.1%	4.6%	(2.4%)

Income (loss) from equity method investments and other income	74	107	100	451	56
Net interest expense	(413)	(376)	(413)	(1,445)	(1,500)
Mark to market on convertible bonds	(293)	24	(430)	427	(897)
Foreign exchange and other net financing gains (losses)	(494)	(31)	(70)	(1,182)	(450)
Income (loss) before taxes and non-controlling interest	(729)	752	(100)	1,856	(4,261)
Income tax benefit (expense)	450	576	1,243	1,479	4,432
Income (loss) from continuing operations including non-controlling interest	(279)	1,328	1,143	3,335	171
Non-controlling interests (relating to continuing operations)	46	(16)	(74)	(89)	43
Income (loss) from continuing operations	(233)	1,312	1,069	3,246	214
Discontinued operations	(547)	38	40	(330)	(57)
Net income (loss) attributable to owners of the parent	$(780)	$1,350	$1,109	$2,916	$157

Basic earnings (loss) per common share	(0.51)	0.89	0.73	1.93	0.11
Diluted earnings (loss) per common share	(0.51)	0.89	0.70	1.72	0.11

Weighted average common shares outstanding (in millions)	1,515	1,510	1,509	1,512	1,445
Adjusted diluted weighted average common shares outstanding (in millions)	1,516	1,537	1,537	1,600	1,446

EBITDA4	$1,853	$2,162	$2,056	$8,525	$5,600
EBITDA Margin %	9.0%	11.0%	11.8%	10.9%	9.2%

OTHER INFORMATION
Total iron ore production15 (million metric tonnes)	18.9	17.4	15.6	68.5	52.7
Crude steel production (million metric tonnes)	21.6	22.2	22.1	90.6	71.6
Total shipments of steel products16 (million metric tonnes)	21.1	20.5	19.5	85.0	69.6

Employees (in thousands)	263	266	271	263	271

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Twelve Months Ended
	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 200917
Operating activities:
Net (loss) income from continuing operations	$(233)	$1,312	$1,069	$3,246	$214
Adjustments to reconcile net (loss) income to net cash provided by operations:
Non-controlling interest	(46)	16	74	89	(43)
Depreciation and impairment	1,456	1,134	1,723	4,920	5,126
Exceptional items7	-	-	(380)	-	1,944
Deferred income tax	(595)	(785)	(1,536)	(2,300)	(4,813)
Change in operating working capital18	2,139	(1,045)	1,363	(2,531)	6,475
Other operating activities (net)	602	88	362	346	(1,885)
Net cash provided by operating activities - Continued operations	3,323	720	2,675	3,770	7,018
Net cash provided by operating activities - Discontinued operations	245	60	140	245	260
Net cash provided by (used in) operating activities	3,568	780	2,815	4,015	7,278
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,379)	(787)	(773)	(3,308)	(2,709)
Other investing activities (net)	235	(26)	(37)	(28)	30
Net cash used in investing activities - Continued operations	(1,144)	(813)	(810)	(3,336)	(2,679)
Net cash used in investing activities - Discontinued operations	(34)	(22)	(41)	(102)	(105)
Net cash used in investing activities	(1,178)	(835)	(851)	(3,438)	(2,784)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	991	1,373	(2,165)	1,992	(8,571)
Dividends paid	(335)	(331)	(335)	(1,257)	(1,334)
Share buy-back	-	-	-	-	(234)
Proceeds from mandatory convertible bond	-	-	750	-	750
Offering of common shares	-	-	-	-	3,153
Premium paid for call option	(1,363)	-	-	(1,363)	-
Sale of treasury shares	1,363	-	-	1,363	-
Acquisition of non-controlling interest	(4)	(207)	-	(593)	-
Other financing activities (net)	(28)	(36)	(37)	(101)	(79)
Net cash provided by (used in) financing activities - Continued operations	624	799	(1,787)	41	(6,315)
Net cash used in financing activities - Discontinued operations	(12)	(10)	(30)	(48)	(32)
Net cash provided by (used in) financing activities	612	789	(1,817)	(7)	(6,347)
Net (decrease) increase in cash and cash equivalents	3,002	734	147	570	(1,853)
Transferred to held for sale - Discontinued operations	(123)	-	-	(123)	-
Effect of exchange rate changes on cash	(58)	242	(60)	(159)	196
Change in cash and cash equivalents	$2,821	$976	$87	$288	$(1,657)

Appendix 1a - Key financial and operational information - Fourth Quarter of 2010

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions
FINANCIAL INFORMATION

Sales	$4,985	$6,818	$5,574	$2,582	$4,276
Depreciation and impairment	(163)	(400)	(295)	(158)	(151)
Operating income (loss)	378	163	48	123	(64)
Operating margin (as a % of sales)	7.6%	2.4%	0.9%	4.8%	(1.5%)

EBITDA4	541	563	343	281	87
EBITDA margin (as a % of sales)	10.8%	8.3%	6.2%	10.9%	2.0%
Capital expenditure19	248	364	301	238	63

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,636	7,006	5,325	3,611	-
Steel shipments (Thousand MT)	5,432	6,593	5,698	3,392	4,751
Average steel selling price ($/MT)20	769	907	837	621	864

Appendix 1 b- Key financial and operational information – Twelve Months of 2010

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions
FINANCIAL INFORMATION

Sales	$19,301	$25,550	$21,345	$9,848	$15,744
Depreciation and impairment	(916)	(1,480)	(1,097)	(597)	(293)
Operating income (loss)	2,044	583	1,068	802	164
Operating margin (as a % of sales)	10.6%	2.3%	5.0%	8.1%	1.0%

EBITDA4	2,960	2,063	2,165	1,399	457
EBITDA margin (as a % of sales)	15.3%	8.1%	10.1%	14.2%	2.9%
Capital expenditure19	711	793	704	670	124

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	23,101	30,026	22,550	14,906	-
Steel shipments (Thousand MT)	21,028	27,510	23,148	13,266	18,173
Average steel selling price ($/MT)20	781	821	802	608	832

Appendix 2a: Steel Shipments by geographical location21

Amounts in thousands of tonnes	Q410	Q310	Q409
Flat Carbon America:	5,432	4,979	4,834
North America	3,877	3,680	3,271
South America	1,555	1,299	1,563

Flat Carbon Europe:	6,593	6,521	6,408

Long Carbon America and Europe:	5,698	5,772	5,228
North America	1,060	1,125	1,021
South America	1,312	1,342	1,177
Europe	3,018	3,083	2,838
Other22	308	222	192

AACIS:	3,392	3,261	3,075
Africa	1,179	1,115	1,137
Asia, CIS & Other	2,213	2,146	1,938

Appendix 2b: EBITDA4 by geographical location

Amounts in USD millions	Q410	Q310	Q409
Flat Carbon America:	$541	$771	$524
North America	484	571	127
South America	57	200	397

Flat Carbon Europe:	563	476	696

Long Carbon America and Europe:	343	633	482
North America	1	64	13
South America	184	414	419
Europe	79	108	43
Other22	79	47	7

AACIS:	281	360	310
Africa	(34)	104	120
Asia, CIS & Other	315	256	190

Distribution Solutions:	87	126	39

Appendix 2c: Iron Ore production

(Production million tonnes) (a)	Type	Product	4Q10	3Q10	4Q09
North America (b)	Open Pit	Concentrate and Pellets	7.1	7.4	5.4
South America (d)	Open pit	Lump and Sinter feed	1.4	1.3	0.7
Europe	Open pit	Lump and fines	0.3	0.4	0.3
Africa	Open Pit / Underground	Lump and fines	0.3	0.3	0.3
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.4	3.5	3.3
Captive - iron ore			12.6	13.0	9.9

North America (c )	Open Pit	Pellets	4.6	2.2	4.1
South America (d)	Open Pit	Lump and Fines	0.0	0.0	0.1
Africa (e)	Open Pit	Lump and Fines	1.8	2.2	1.5
Long term contract - iron ore			6.3	4.4	5.7

Group			18.9	17.4	15.6

a)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
b)	Includes own share of production from Hibbing (USA-62.30%), and Pena (Mexico-50%). For 2009, it also includes Wabush (Canada-28.57%), This stake was sold in February 2010.
c)	Includes long term supply contract with Cleveland Cliffs.
d)	Includes Andrade mine operated by Vale until November 15, 2009: prices on a cost plus basis. From November 16, 2009 the mine has been operated by ArcelorMittal and included as captive.
e)	Includes purchases made under July 2010 interim agreement with Kumba (South Africa)

Appendix 2d: Coal production

(Production million tonnes)
Mine	4Q 10	3Q 10	4Q 09
North America	0.5	0.6	0.5
Asia, CIS & Other	1.3	1.2	1.2
Captive - coal	1.8	1.8	1.7

North America(a)	0.1	0.1	0.0
Africa(b)	0.0	0.1	0.1
Coal-long term contracts (a),(b)	0.1	0.2	0.1

Group	1.9	2.0	1.9

a)	Includes strategic agreement - prices on a cost plus basis.
b)	Includes long term lease - prices on a cost plus basis.

Appendix 3: Debt repayment schedule as of December 31, 2010

Debt repayment schedule ($ billion)	2011	2012	2013	2014	2015	>2015	Total
Term loan repayments							-
- Under €12bn syndicated credit facility	3.2	-	-	-	-	-	3.2
- Convertible bonds	-	-	-	2.0	-	-	2.0
- Bonds23	-	-	3.5	1.3	1.7	8.1	14.6
Subtotal	3.2	-	3.5	3.3	1.7	8.1	19.8
LT revolving credit lines
- €5bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.6bn bilateral credit facilities	-	-	-	-	-	-	-
Commercial paper24	2.2	-	-	-	-	-	2.2
Other loans	1.3	1.3	0.5	0.2	0.3	0.4	4.0
Total Gross Debt	6.7	1.3	4.0	3.5	2.0	8.5	26.0

Appendix 4: Credit lines available as of December 31, 2010

Credit lines available ($ billion)	Maturity	Equiv. $	Drawn	Available
€5bn syndicated credit facility25	30/11/2012	$6.7	$0.0	$6.7
$4bn syndicated credit facility	06/05/2013	$4.0	$0.0	$4.0
$0.6bn bilateral credit facilities	30/06/2013	$0.6	$0.0	$0.6
Total committed lines		$11.3	$0.0	$11.3

Appendix 5 - Other ratios

Ratios	Q4 10	Q3 10
Gearing4	30%	33%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.4X	1.4X
Net debt to EBITDA ratio based on last twelve months EBITDA	2.2X	2.4X

Appendix 6 – Earnings Per Share

	Three months ended		Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
In U.S. dollars	2010	2010	2009	2010	2009

Earnings per share - Discontinued operations:
Basic earnings (loss) per common share	(0.36)	0.03	0.03	(0.22)	(0.04)
Diluted earnings (loss) per common share	(0.36)	0.03	0.01	(0.31)	(0.04)

Earnings per share - Continued operations:
Basic earnings (loss) per common share	(0.15)	0.87	0.71	2.15	0.15
Diluted earnings (loss) per common share	(0.15)	0.86	0.68	1.92	0.15

Earnings per share:
Basic earnings (loss) per common share	(0.51)	0.89	0.73	1.93	0.11
Diluted earnings (loss) per common share	(0.51)	0.89	0.70	1.72	0.11

Appendix 7 – End notes

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1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Following the approvals by ArcelorMittal’s board and shareholders’ meetings held on December 7, 2010 and January 25, 2011, respectively, to spin off the stainless steel business into a separately focused company Aperam, the results of the Company’s stainless steel operations are shown as discontinued operations in accordance with International Financial Reporting Standard (IFRS) 5 “Non-current Assets Held for Sale and Discontinued Operations”. ArcelorMittal’s financial disclosures with respect to the Aperam spin off in this press release are as follows:
   Statements of Financial Position
·
As of December 31, 2010 all assets related to Aperam entities (current and non-current) are reclassified and disclosed separately in a single line item as “Assets Held for Distribution” (current assets). Likewise, all liabilities are reclassified and disclosed separately in a singe line item as “Liabilities Held for Distribution” (current liabilities).

·
Upon reclassification certain assets must be carried at the lower of their carrying amount and fair value less costs to sell. ArcelorMittal reported a write-down of approximately $0.6 billion (the amount is lower than initially anticipated in the press release published on December 8, 2010 as a result of updated valuations)

·	Prior years in the Statements of Financial Position are not subject to changes in presentation as they are not required to be recast under IFRS.
Statements of Operations
·
The Statements of Operations are recast into continuing and discontinued operations. Net post-tax results of discontinued operations are presented in a single line item as “Discontinued Operations”. Additional information detailing discontinued operations will be provided in the footnotes of future earnings releases and the Company’s 2010 annual report.

·	Earnings per Share (“EPS”) are presented for continuing and discontinued operations and for total net results – see appendix 6.
·	Prior years and quarters presented in this press release (3Q10, 4Q09 and 2009FY) are recast following the same principles.
Statements of Cash Flows
·
The Statements of Cash Flows are recast into continuing and discontinued operations. Contributions from discontinued operations are presented in three separate lines: “Net cash provided by (used in) operating activities -- Discontinued operations”, “Cash used in investing activities -- Discontinued operations” and “Net cash (used in) provided by financing activities --Discontinued operations”.

·	Prior years and quarters presented in this press release (3Q10, 4Q09 and 2009FY) are recast following the same principles.
Key Performance Indicators (KPI)
·	Prior period KPI analyses, including EBITDA, presented in this press release (3Q10, 4Q09 and 2009FY) have been recast to exclude the contributions of Aperam entities
·	Guidance for first quarter of 2011 does not include Aperam.
3 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
4 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
5 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments.
6 Impairment costs for the twelve months ended December 31, 2009 consisted primarily of $237 million of impairment for various idled assets (including $92 million relating to the impairment of coke oven assets at Galati, Romania and $65 million at Las Truchas, Mexico), $122 million of impairment for various tubular product operations (primarily $65 million in Roman, Romania), and $172 million of other impairments (including $117 million at ArcelorMittal Construction France).
7 During 2009 the Company recorded an exceptional gain of $380 million relating to reversal of litigation costs previously booked in the fourth quarter of 2008 following the Paris Court of Appeals decision to reduce the fine imposed on certain French distribution subsidiaries of ArcelorMittal by the French Competition Authority from €302 million ($441 million) to €42 million ($61 million). This gain was offset by exceptional charges amounting to $2.4 billion pre-tax related primarily to write-downs of inventory ($2.1 billion) and provisions for workforce reduction ($0.3 billion).
8 On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of bonds which are convertible into its shares at the option of the bondholders. Under the terms of its €1.25 billion euro-denominated convertible bonds due 2014 (OCEANEs), the Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement (this cash settlement option was waived in October 2009, with respect to the Company’s $800 million US dollar–denominated convertible bonds due 2014). . The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS and has identified certain components of the contracts to be embedded derivatives in accordance with IAS 39.  At each reporting period (until, with respect to the USD bonds, the waiver noted above) changes in the fair value of the embedded derivatives (recorded at $597 million at inception) have been recorded to the statement of operations, resulting in gains or losses depending on marking to market. As a result of the hedging transactions undertaken in December 2010 (see “Recent Developments”), no additional mark-to-market gains or losses are expected going forward.
9 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments
10 Impairment costs for the three months ended December 31, 2009 of $488 million consisted of $169 million on various idled assets (primarily $65 million at Las Truchas, Mexico), $122 million on various tubular product operations (primarily $65 million in Roman, Romania), and $172 million on other impairment assets (primarily $117 million at ArcelorMittal Construction France).
11 As from January 1, 2010 the Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).
12 The financial information presented for stainless steel operations in ArcelorMittal books may differ from Aperam books, as in ArcelorMittal the discontinued operations are presented on a contributive approach. As a result all inter-company transactions with Aperam continue to be fully eliminated and the portion reported as part of discontinued operations and assets/liabilities held for distribution include only the contribution of Aperam to ArcelorMittal after elimination of intersegment results. Additionally there are differences on account of impairment, goodwill and others.
13 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
14 Includes back-up lines for the commercial paper program of approximately $2.7 billion (€2 billion).
15 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
16 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries
17 In accordance with IFRS the Company has adjusted the 2009 financial information retrospectively for the finalization in 2010 of the allocation of purchase price for certain business combinations carried out in 2009. The adjustments have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2009.
18 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
19 Segmental capex includes the acquisition of intangible assets (such as concessions for mining and IT support).
20 Average steel selling prices are calculated as steel sales divided by steel shipments.
21 Shipments originating from a geographical location.
22 Includes Tubular products business
23 $422.5 million US bond due 2014 redeemed early on April 1, 2010 in line with the terms of the indenture.
24 Commercial paper is expected to continue to be rolled over in the normal course of business.
25 Euro denominated loans converted at the Euro: $ exchange rate of 1.3362 as at December 31, 2010.
26 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.